UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. _ )*

Healthcare Capital Corp.

(Name of Issuer)

Class A Common Stock, par value $.0001 per share

(Title of Class of Securities)

42228C101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42228C101

1.	Names of Reporting Persons Healthcare Capital Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 6,875,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,875,000 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,875,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0% (1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 42228C101

1.	Names of Reporting Persons David M. Milch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 6,875,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,875,000 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,875,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0% (1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These shares are of the Class B common stock, par value $0.0001 per share, of Healthcare Capital Corp. (the “Issuer”) which will automatically convert into shares of the Issuer’s Class A common stock, par value $0.0001 per share, at the time of the Issuer’s initial business combination, as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1, as amended (File Nos. 333-251527 and 333-252114). Healthcare Capital Sponsor LLC (the “Sponsor”) is the record holder of the common stock reported herein. David M. Milch is the manager of the Sponsor, and as such has voting and investment discretion with respect to the common stock held of record by the Sponsor and may be deemed to have beneficial ownership of the common stock held directly by the Sponsor. Dr. Milch disclaims any beneficial ownership of the reported shares of common stock other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)	Excludes 6,800,000 Class A common stock, par value $0.0001 per share, which may be purchased by exercising private placement warrants held as of record by the Sponsor but not exercisable as of the date of this filing.

(3)	Based on 27,500,000 shares of Class A common stock, par value $0.0001 per share, of the Issuer and 6,875,000 shares of Class B common stock, par value $0.0001 per share, of the Issuer issued and outstanding as of the date of this filing.

Item 1(a).	Name of Issuer

Healthcare Capital Corp. (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices

301 North Market Street, Suite 1414, Wilmington, DE 19801.

Item 2(a).	Names of Persons Filing

Healthcare Capital Sponsor LLC (the “Sponsor”) and Dr. David M. Milch (collectively, the “Reporting Persons”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence

C/o Healthcare Capital Corp., 301 North Market Street, Suite 1414, Wilmington, DE 19801.

Item 2(c).	Citizenship

The Sponsor is a Delaware limited liability company. Dr. Milch is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A common stock, $0.0001 par value per share (“Class A common stock”).

The Class A common stock constitutes the class of common stock of the Issuer registered pursuant to the Securities Exchange Act of 1934, as amended. The Reporting Persons own shares of the Issuer’s Class B common stock, $0.0001 par value per share (“Class B common stock”). The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to certain adjustments. In the event that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the issued and outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock issued and outstanding upon completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination and any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Issuer).

Item 2(e).	CUSIP Number

42228C101.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not Applicable.

Item 4.	Ownership

The responses to Items 5-11 of the each of the cover pages of this Statement on Schedule 13G are incorporated herein by reference.

The Reporting Persons may be deemed to beneficially own 6,875,000 shares of Class B common stock, representing 20.0% of the Issuer’s total number of shares of common stock issued and outstanding. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Business Combination on a one-for-one basis, subject to certain adjustments, as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1, as amended (File Nos. 333-251527 and 333-252). The percentage of shares of common stock held by the Reporting Persons is based on 27,500,000 shares of Class A common stock and 6,875,000 shares of Class B common stock issued and outstanding as of the date of this filing.

The Sponsor is the record holder of the shares of common stock reported herein. David M. Milch is the manager of the Sponsor, and as such has voting and investment discretion with respect to the common stock held of record by the Sponsor and may be deemed to have beneficial ownership of the common stock held directly by the Sponsor. Dr. Milch disclaims any beneficial ownership of the reported shares of common stock other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022

HEALTHCARE CAPITAL SPONSOR LLC

By:	/s/ David M. Milch
Name: David M. Milch
Title: Managing Member

DAVID M. MILCH

/s/ David M. Milch
David M. Milch

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Class A common stock, $0.0001 par value per share, of Healthcare Capital Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2022.

HEALTHCARE CAPITAL SPONSOR LLC

By:	/s/ David M. Milch
Name: David M. Milch
Title: Managing Member

DAVID M. MILCH

/s/ David M. Milch
David M. Milch